                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                     OR 12(G) OF THE SECURITIES ACT OF 1934


                                 LA GROUP, INC.
                                 --------------

                 (Name of Small Business Issuer in Its Charter)


             DELAWARE                                        16-1499611
--------------------------------------------------------------------------------
     (State or Other Jurisdiction of                       I.R.S. Employer
     Incorporation or Organization)                    Identification Number


   30 Corporate Woods, Suite 280, Rochester, New York           14623
--------------------------------------------------------------------------------
    (Address of Principal Executive Offices)                   (Zip Code)

                                  716-426-5394
                                  ------------
                           (Issuer's Telephone Number)


         Securities to be registered under Section 12(g) of the Act:

                        Common Stock, par value $.001
          ---------------------------------------------------------
                               (Title of Class)


          ---------------------------------------------------------
                               (Title of Class)

                                TABLE OF CONTENTS

Forward Looking Statements..........................................................................Page 3

Description of Business.............................................................................Page 4

Risk Factors.......................................................................................Page 14

Management's Discussion and Analysis of Financial Condition
       and Results of Operations...................................................................Page 17

Description of Property............................................................................Page 20

Security Ownership of Certain Beneficial Owners
      and Management...............................................................................Page 20

Directors and Executive Officers...................................................................Page 21

Executive Compensation.............................................................................Page 22

Certain Relationships and Related Transactions.....................................................Page 22

Description of Securities..........................................................................Page 24

Market Price of Common Stock.......................................................................Page 25

Legal Matters......................................................................................Page 25

Financial Statements...............................................................................Page 26

Index to Exhibits..................................................................................Page 45

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING STATEMENTS


     This Report contains "forward-looking" statements regarding potential future events and developments affecting the business of the Company. These forward looking statements involve risks and uncertainties and are usually accompanied by words such as "believes," "anticipates," "plans," "expects," and similar expressions. Our actual results could differ materially from those expressed or implied by such forward-looking statements as a result of certain factors, including the risk factors described above and elsewhere in this Report. Such statements relate to, among other things, (i) competition for customers for its products and services; (ii) the uncertainty of developing or obtaining rights to new products that will be accepted by the market and the timing of the introduction of new products into the market; (iii) the limited market life of the Company's products; and (iv) other statements about the Company or the direct response industry.

     The Company's ability to predict results or the effects of any pending events on the Company's operating results is inherently subject to various risks and uncertainties, including competition for products, customers and media access, the uncertainty of developing or obtaining rights to new products that will be accepted by the market, the limited market life of the Company's products; and the effects of government regulations. See MANAGEMENT'S DISCUSSION AND ANALYSIS.


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                                     PART I


                         ITEM 1. DESCRIPTION OF BUSINESS

                              BUSINESS DEVELOPMENT

Form and year of organization:
------------------------------

       LA Group, Inc. (the Company) was formed in the state of Delaware on 2/29/96, in order to create an entity with which to form a reverse merger with a public company, Kent Toys, Inc.

       Kent Toys, Inc. (Kent), a non-reporting company, was incorporated in Utah in 1977, had been inactive for several years. Through a series of transactions, Kent merged with the Company on 3/15/96. As part of the merger, the Company assumed Kent's assets and liabilities, and issued one share of the Company's stock for each share of Kent stock. Upon the completion of this transaction, the Company became public and all Kent stock was then canceled.

       On January 6, 1999, the Company formed a wholly owned subsidiary, Seen On TV, Inc., a New York corporation, for the purpose of selling household, health, and beauty products over the Internet. This subsidiary currently is responsible for the electronic retailing segment of the Company's business.

       From inception to date, the Company has not been involved in any bankruptcy, receivership, or similar proceeding.

Mergers:
--------
         As part of the merger with Kent, the Company, on 3/15/96, effected a 1 for 300 share reverse split of the Company common stock. On 4/8/96, the Company merged with LA Distribution, Inc. (Distribution), a now inactive New York corporation, formed 8/30/95. The Company issued a total of 10,000,000 shares of Company stock on a 1 for 1 exchange of shares with Distribution

         On 6/1/98, the Company merged with What A Product, Inc., an Arizona corporation formed 2/27/93, which was a company involved in the design, manufacturing, sales and marketing of products through direct response mediums, primarily quality value channel. As consideration for the merger, the Company issued 790,000 shares of the Company's common stock to acquire 100% of the outstanding shares of What A Product, Inc.

                                  OUR BUSINESS

Principal products or services and their markets.
-------------------------------------------------

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         The Company's original operating business is somewhat different from its present business. From the time of inception through December 1997, the Company, through it's subsidiary, LA Distribution, Inc., was involved in retail sales of products that were viewed by customers on television infomercials. Due to the difficulties of selling this type of product in the traditionally high rent retail environment, the Company ceased its conventional retail operations to begin to develop the sale of those same type of products though its own designed sites on the World Wide Web.

         The Company presently has two main areas of business. The Company designs and markets web sites for other businesses and derives income from revenue sharing agreements. As described elsewhere in this statement, the purchase of the domain name, "AsSeenOnTV.com" will also be operated by the parent company and management expects to derive revenue from the marketing of this portal. The second main area of business relates to Seen On TV, Inc. This wholly owned subsidiary markets and sells products, on the Internet, to the general public.

         Through the Seen On TV, Inc. subsidiary, the Company operates the website "SeenOnTV.com". "SeenOnTV.com" is a premiere destination website offering the most sought after "as seen on tv" products direct to the consumer via the Internet. The "SeenOnTV.com" web site currently derives income from buying at distributor prices and selling its products through its wholesale and retail customers. The Company's management has over twelve years of experience in the Direct Response Television Industry and maintains a wide range of relationships with many direct response television marketing companies and major manufacturers who provide products to the direct response industry.

         Specific consumer products, through Seen On TV, Inc., which the Company markets include a wide variety of categories, i.e.: health, beauty, weight loss, kitchen, sporting goods, and household appliances, etc. Products sold by Seen On TV, Inc. include, but are not limited to: Ronco Showtime Rotisserie & BBQ, Popeil Pastamaker, Ronco Food Dehydrator, Tae-Bo video tapes, IGIA Wonder Forms, Popeil Pocket Fisherman, IGIA IonAir, Tap Light, Egg-a-Part, IGIA Platinum nail, Metabolize, Oxiclean, Orangeglow, Shelf Master, Sortmans Dream Knifes, True Motion Lures, Vibatouch Fingertip Massager, QRB, Duzzit Handy Hanger, Eagle Eye Sun Glasses, Hygionic Tooth, Steamin Iron, IGIA CelluLift, Instagone, Iron Wonder, IGIA Epielle, Proactiv Solution, PVA Mop, Quick-n-Brite, Safety Can, Silver lighting, Sweet simplicity and many more.

         Due to its experience in the direct response television marketing industry, the Company has developed a method for gaining market share by promoting its clients and its own web sites to the top of search engines. In addition, the Company has the ability to channel customers through a specific buying sequence, which gives the ability to increase sales so that the unique


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hit to order ratio is substantially larger then what is normally experienced in the industry.

        The Company has recognized the enormous value in the phrase "as seen on tv" causing the direct response industries products to be branded as "as seen on tv" by the retail customer. As a response to the exponential growth of Internet marketing and sales, the Company has secured (as described elsewhere in this statement), and is developing, the portal "AsSeenOnTV.com" to become the Internet gateway to the direct response television consumer. The domain "AsSeenOnTV.com" will link business to business, and business to consumers, to direct response television marketing companies, major manufactures and "as seen on tv" retailers.

        "AsSeenOnTV.com" anticipates that it will derive the majority of its revenues from transaction fees for linking, banner advertising, feature product advertising, new product test marketing and streaming Infomercial videos. Because they may be under short-term contracts, they are difficult to forecast accurately. The expense levels are based in part on expectations of future revenue and, to a large extent, are fixed.

         The Company expects that it will experience seasonality in its business, reflecting a combination of seasonal fluctuations in Internet usage and traditional retail seasonality patterns. Internet usage and the rate of Internet growth may be expected to decline during the summer. Further, sales in many of the traditional retail industries are significantly higher in the fourth calendar quarter of each year than in the preceding three-quarters. Management believes the Company's sales may follow a similar pattern.

         The Company purchases a substantial majority of its products from a multitude of vendors, and, therefore, the Company carries minimal inventory and relies, to a large extent, on rapid fulfillment from these and other vendors. The Company has no long-term contracts or arrangements with any of its vendors that guarantee the availability of merchandise, the continuation of particular payment terms or the extension of credit limits. There can be no assurance that the Company's current vendors will continue to sell merchandise to the Company on current terms or that the Company will be able to establish new, or extend current, vendor relationships to ensure acquisition of merchandise in a timely and efficient manner and on acceptable commercial terms. If the Company were unable to develop and maintain relationships with vendors that would allow it to obtain sufficient quantities of merchandise on acceptable commercial terms, its business, prospects, financial condition and results of operations would be materially adversely affected.

         The Company's success, in particular its ability to successfully process transactions, receive and fulfill orders and provide high-quality customer service, largely depends on the efficient and uninterrupted operation



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of its computer and communications hardware systems. Substantially all of the
Company's computer and communications hardware is located at a single leased facility in Rochester, New York. The Company's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. The Company does not presently have redundant systems or a formal disaster recovery plan and does not carry sufficient business interruption insurance to compensate it for losses that may occur. Despite the implementation of network security measures by the Company, its servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders. The occurrence of any of the foregoing risks could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

         In addition to the sale of products over the Internet, the Company is engaged in website marketing and development. Presently, this entity has only one customer, to whom it provides services under an exclusive contract that expires in March 2002. Through its own websites, it markets general household, cosmetic, exercise, health and beauty, automotive and other consumer products that are generally initially advertised on television. The Company's emphasis is on products that have been introduced to the marketplace through television infomercials. Infomercials are paid television advertisements of varying lengths aired on television stations in virtually every market in the United States. In addition, as part of its Website hosting and design activity, the Company provides advisory service to firms interested in marketing products through the World Wide Web. The Company can be described as an e-commerce Business to Business (B2B) and Business to Consumer (B2C) entity.

         The Internet is becoming an increasingly significant global medium for communications, advertising, and commerce. International Data Corporation (IDC) estimates that more than 56 million individuals in the United States used the Internet in 1998, and projects that this figure will reach 136 million by the year 2002. As reported in Time Magazine's recent Person of the Year article, IDC feels that a new kind of consumer is about to emerge as the Internet revolution spills over the edges of the computer revolution's territory. The next wave is people who never wanted to buy a PC. Even as early as 2003, analysts expect, a third of online households will be spending around $50 billion through non-PC devices, referring to the shopping which will be done via TV with cable-modem hookup, via game machine, via Palm Pilot, via intelligent refrigerator, via any means other than a good old-fashioned desktop and keyboard. IDC also stated that by 2003, on line advertising expenditures will grow from an estimated $1.9 billion in 1998 to $7.7 billion in 2002.

         The electronic retailing industry, which includes infomercials and short-form commercials, television shopping channels and multimedia marketing,


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estimated annual sales of $8.6 billion in 1998. Many electronic retailers are now approaching cyberspace and the world of e-commerce as their next frontier. A U.S. Commerce Department study shows that 100 million consumers are now online. Internet traffic is doubling every 100 days. The "digital economy" is growing twice as fast as the economy overall. Ten million Internet users made online purchases by the end of 1997, up from 4.7 million six months earlier. America On Line, Inc. (AOL) stated that for the recent holiday sales period, alone, sales on the Internet was approximately $10 billion dollars. The average AOL shopper spent $300 on line this year, up over 50% from a year ago. Ninety-five percent of those shoppers said they would buy on line, again, and rated their overall experience as excellent or good.

         Ernst & Young has predicted that total Internet sales, for the period Mid-October through the end of December 1999 to be $10-$13 billion. Total Internet sales are projected, by Ernst and Young, to be $25-$30 billion for the year 1999.

         The Internet is becoming an increasingly significant global medium for communications, advertising, and commerce. International Data Corporation estimates that more than 56 million individuals in the United States used the Internet in 1998, and projects that this figure will reach 136 million by the year 2002. IDC also projects that consumer-targeted dial-up Internet access revenues in the U.S. will grow from $4.6 billion in 1998 to $7.7 billion in 2002.

         Amazon.com recently announced that it experienced higher sales in the 1999 holiday season than it had for the entire prior year.

         The Company's goal is to be recognized as a worldwide leader in the electronic retailing industry. As this industry continues to rapidly expand, the Company realizes the exciting stage that has developed. As the Company moves through the maturation process, it will be positioned to survive the falling out process that will occur with lessor developed competitors. Though strategic alliances with direct response marketers and infomercial companies, the Company is pursuing a business strategy focusing on increasing the utilization of its domestic relationships, securing and marketing innovative consumer products to increase existing product lines, and engineering an efficient business model for the conduit of a worldwide direct response business. The company also intends to aggressively utilize its assets such as its customer lists in order to realize the true value thereon.

         The Company intends to pursue expansion of its Internet operations in order to capitalize on the consumer brand-awareness created by the Company's "AsSeenonTV.com" web site. The Company believes that the product exposure enables the Company to utilize distribution channels without incurring any of the additional advertisement costs that other consumer product companies may incur.



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

         The Company has developed considerable expertise in the area of web design and development of the associated shopping carts for use in e-commerce. The Company's most dramatic success has come from the redesign and marketing of a new website for one of the foremost informercial marketing companies. Prior to the Company taking on this website, its customer generated approximately $25,000 in revenue for the calendar year 1998. After the Company took over the website, the customer was able to generate nearly $2,000,000 in sales for calendar year 1999. While this result is extraordinary, management believes similar successes may be available or possible with other customers.

         The company intends to pursue expansion of its electronic retail operations in order to capitalize on the consumer brand-awareness created by the publics' awareness of the "As Seen On TV" logo.

         At this stage of development, management feels the Company may be properly described as in its infancy. The Company launched it new business plan, and has generated increasing revenues. After consecutive periods of operating losses, the Company, during the June 30, 1999 fiscal year, began to generate profits. It is expected that increasing revenues will fund continuing operations in substantial part, supplemented by normal commercial borrowing, such that capital formation or augmentation would be secondary considerations in relation to the Company's ability to sustain itself as a going concern. See further discussion in Management's Discussion and Analysis.

                DISTRIBUTION METHODS OF THE PRODUCTS OR SERVICES

         The Company distributes its products through generally recognized channels and utilizes various delivery services. Product is primarily shipped by United Postal Service (UPS), and utilizes both Federal Express and the US Postal Service on an as needed basis. Some product is shipped directly from the manufacturer or developer to the end customer. Some products are shipped directly by the company. In the case of website development and advisory services, no distribution is required other than through electronic means.

                        RECENT ACQUISITION OF DOMAIN NAME

         On 1/14/00, the Company entered into an agreement with the shareholders of Conrad Promotions, LLC, a Tennessee Limited Liability Company. The agreement calls for the Company to acquire the domain name "AsSeenOnTV.com", for a purchase price of Five Million dollars ($5,000,000). The consideration paid by the Company includes cash and a promissory note, with payments due at various times from closing until fifteen months after closing. The note will be collateralized by 2.1 million shares of Company stock and by the domain name.



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         The registered domain name "AsSeenOnTv.com" name has never been activated or tied to a website. A domain name is a singularly unique "address" used as part of the World Wide Web to identify locations on the web. The Company believes that its purchase of, and thus its ownership of, the domain name is a significant, material asset. The company intends to develop the yet undeveloped domain name into a major website for e-commerce, and develop the site as an entry point or portal for consumers seeking to purchase products that they have seen offered on television. By utilizing management's knowledge of the infomercial and seen on TV products, management anticipates being able to offer a variety of products and company access through the portal site (AsSeenOnTV.com). In addition, direct sales will occur for products on this new site. Management intends to develop other revenue streams from this acquisition.

         The acquisition of the AsSeenOnTV.com name will mean that the Company will benefit from its own advertisements, traditional trade use of the name and random site access from those web surfers who utilize the name. In addition, given the unique name, search engines are expected to rank the site very high. The portal and e-commerce concept is currently utilized by such companies as E-Bay, Yahoo, Amazon.com and E-Toys. Management believes proper development of the AsSeenOnTV.com site will result in substantial growth to the company. It intends to sell banner advertisements, as seen on TV products, close out items and other items. In addition, management is designing a unique search pattern for the new site that will include products, product spokespersons, and companies.

         As part of its strategy, management anticipates an aggressive television and radio advertising campaign to "drive traffic" to the www.AsSeenOnTv.com site.

                         COMPETITIVE BUSINESS CONDITIONS

         Competition in the Electronic Retailing Industry is intense and may be expected to remain so for some time to come. There are other larger and well-established electronic retailers, with whom the Company must compete. The Company competes with a large number of consumer product companies and retailers who have substantially greater financial, marketing and other resources than the Company, some of which have commenced, or indicated their intent to conduct, direct response marketing. Products similar to the Company's products may be sold in department stores, pharmacies, general merchandise stores, and through magazines, newspapers, direct mail advertising, and catalogs. It is management's opinion that some, if not all, of its major competitors may be better and longer established, better financed, and with enhanced borrowing credit based on historical operations, and enjoy substantially higher revenues than does the Company, currently. As a relatively new entrant into this marketing industry, the Company relies on the skill, experience and innovative discernment of



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management in the hope that its superior judgment will provide it a competitive advantage. The Company's major competitors are, among others: Guthy Renker
Corp. and Media Group Incorporated. These two companies are two of our many suppliers. Anyone that is a reseller of product similar to the product the Company handles may be deemed a competitor to the Company. Cyberbrands.com, Connecticutsbest.com, Smdistributers.com, Tvgadgets.com, Imall.com, and Planetcybermall2.com. are examples of this type of reseller. See further discussion in the Risk Factors section of this statement.

                               SOURCES OF PRODUCTS

         The company purchases no raw materials. However, through its Seen On TV, Inc. subsidiary, it purchases product for resale. These products, as previously described, are purchased from industry wide distributors, such as Tactica, On-Tel, Media Group, Guthy Renker, QRB, and Dental Systems, among others.

                          DEPENDENCE ON MAJOR CUSTOMERS

         Prior to the previously described contractual agreement with the infomercial customer, all company revenue was derived from retail sales, and did not have dependence on any one customer. As a result of hosting one customer's web site, beginning in January 1999, 30.3% of the revenue recorded by the Company for fiscal year ending June 30, 1999 was derived from this one customer. In addition, for quarters ending September 30, 1999, and December 31, 1999, revenue from this same one customer was 66.6% and 71.7%, respectively. The Company presently has no other major customers.

                             PATENTS AND TRADEMARKS

         By virtue of its acquisition, in 1998, of What a Product, Inc., LA Group, Inc. acquired ownership to the following trademarks: What-a Razor(TM), What-a Spoon(TM), What-a Tray(TM), What-a-Carver(TM), What-a Loveseat(TM)and What-a-Couch(TM). Patent interests include the United States and Canadian Patent pertaining to the What-a-Saw(TM).

The Company generates a revenue stream as it receives a royalty, or commission, from Coordinated Strategic Alliances, Inc. (CSA) of Chester, New York on any sales by CSA as follows:

         -------------------------------------- ----------------------------------------
         PRODUCT                                ROYALTY/COMMISSION
         -------------------------------------- ----------------------------------------
         What-a-Saw(TM)                                          $1.00
         -------------------------------------- ----------------------------------------
         What-a-Saw Deluxe(TM)                                   $1.00
         -------------------------------------- ----------------------------------------
         Slide Lock What-a-Saw(TM)                               $0.20
         -------------------------------------- ----------------------------------------
         What-a-Razor(TM)                                        $0.10
         -------------------------------------- ----------------------------------------


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
         -------------------------------------- ----------------------------------------
         What-a-Chair(TM)                                        $0.10
         -------------------------------------- ----------------------------------------
         What-a-Chair Deluxe(TM)                                 $0.05
         -------------------------------------- ----------------------------------------
         Twogether What-a-Chair(TM)                              $0.10
         -------------------------------------- ----------------------------------------
         What-a-Tray(TM)                                         $1.00
         -------------------------------------- ----------------------------------------
         What-a-Carver(TM)                                       $0.50
         -------------------------------------- ----------------------------------------
         What-a-Loveseat(TM)                                     $0.50
         -------------------------------------- ----------------------------------------
         What-a-Couch(TM)                                        $0.50
         -------------------------------------- ----------------------------------------

         The Company also owns the broader registered trademark What-A(TM) serial number 75/410219.

         The Company currently owns or controls the following Internet domains:
What-A.com, What-A-Product.com, Whataproduct.com, AsSeenOnTV.com, iAsSeenOnTV.com, i-AsSeenOnTV.com, eAsSeenOnTV.com, e-AsSeenOnTV.com, ASeenOnTV.com, SeenOnTV.com, iSeenOnTV.com, i-SeenOnTV.com, eSeenOnTV.com, e-SeenOnTV.com, WeEscrow.com and LAGroupInc.com.

         The previously described revenue sharing agreement with the infomercial company expires on 3/14/02. Management believes that the customer is very satisfied with the current working relationship with the customer, and believes that the contract will be renewed for another term.

         The company owns no licenses, franchises, concessions, and has not entered into any labor or bargaining contracts.

                              GOVERNMENTAL APPROVAL

         The Company needs no government approval for its principal products or services.

                            GOVERNMENTAL REGULATIONS

         Aspects of the Company's business that are subject to governmental regulation include federal and state taxing authorities. In addition to the federal and franchise taxing authorities, the Company collects and remits sales tax in the one state in which it has a physical presence. The Company is prepared to collect sales taxes for other states, if laws are passed requiring such collection. The Company does not believe that a change in the tax laws requiring the collecting of sales tax will have a material adverse effect on the Company's financial condition or results of operations.



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                            RESEARCH AND DEVELOPMENT

         The Company has incurred no research and development costs in the past, however, management does not rule out such unforeseen costs occurring in the future.

                               ENVIRONMENTAL LAWS

         Through the present time, the Company has incurred no costs as a result of complying with environmental laws. However, with any changes in current laws, there is always a potential for some such costs in the future.

                                    EMPLOYEES

         The Company, as of January 1, 2000, had one full time employee and three contract employees who provide accounting, financial, and technical services to the Company on an as needed basis. None of the employees are covered by collective bargaining agreements and management considers relations with its employees to be good. In addition, the Company utilizes paid consultants and advisors.

                           DEPENDENCE ON KEY EMPLOYEES

         The Company believes that its success will depend to a significant extent upon the efforts and abilities of a small group of executive officers, and in particular on Daniel M. Fasano, the Company's Chief Executive Officer. The loss of the services of one or more of these key personnel could have a material adverse effect on the Company's future business, financial condition and results of operations. In addition, the Company's future success will depend upon its ability to continue to attract and retain qualified technical and management personnel. There can be no assurance that the Company will be successful in attracting and retaining such personnel.

                           REPORTS TO SECURITY HOLDERS

         The purpose of the registration statement is to become a fully reporting company. As such, the Company intends to provide an annual report to security holders, which will include audited financial statements.

         Upon satisfactory completion of the registration process, the Company intends to file all required reports with the Securities and Exchange Commission.

         The public may read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. The public may obtain information on the Company from the Public Reference Room by calling the SEC at 1-800-SEC-0330. As the



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Company intends to be an electronic filer, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC site address is: http://www.sec.gov. In addition, the public may contact the Company's own Internet site at http://www.lagroupinc.com.

                     RISKS RELATED TO THE INTERNET INDUSTRY

         LA Group, Inc.'s business is very difficult to evaluate because its operating history is limited.

         In January 1999, the Company began operations in electronic retailing, through its wholly owned subsidiary, Seen On TV, Inc. In addition, the Company, through its parent, LA Group, Inc., began web site hosting and development during the same period. Accordingly, there is very limited information about the Company with which to evaluate its business, strategies, and performance. In assessing the risks associated with the Company, one should consider the risks, expenses and uncertainties that an early stage company like LA Group, Inc. faces, particularly in the new and rapidly evolving Internet market.

         LA Group, Inc. may not be able to compete effectively against its current and potential competitors.

         LA Group, Inc. competes with a number of other companies that provide electronic retailing, web site design and hosting over the Internet. Some of these competitors may have greater financial, technical, and marketing resources than the Company has. This may allow them to devote greater resources to the development and promotion of their products and services. In addition, some of these competitors may offer a broader base of products and services that may attract consumers to their websites. This could result in reduced market penetration for the Company's products and services. In addition, because the barriers to entry are low, new competitors may emerge and rapidly acquire market share.

         LA Group, Inc. faces potential electronic commerce related liabilities and expenses that may be costly.

         Arrangements with electronic commerce merchants may expose the Company to legal risks and uncertainties, including potential liabilities to consumers of third party products and services. Although LA Group carries general liability insurance, its insurance may not cover potential claims of this type or may not be adequate to indemnify LA Group, Inc. for all liability that may be imposed.

    Some of the risks that may result from these arrangements with businesses engaged in electronic commerce include:

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

- Potential liabilities for illegal activities that may be conducted by participating merchants;

- Product liability or other tort claims relating to goods or services sold through third-party commerce sites;

-        Consumer fraud and false or deceptive advertising or sales practices;

-        Breach of contract claims relating to merchant transactions;

- Claims that materials included in merchant sites or sold by merchants through these sites infringe third-party patents, copyrights, trademarks or other intellectual property rights, or are libelous, defamatory or in breach of third-party confidentiality or privacy rights; and

- Claims relating to failure of merchants to appropriately collect and remit sales or other taxes arising from electronic commerce transactions.

         Even if any asserted claims do not result in material liability, investigating and defending claims could be costly and may have a material adverse effect of the Company's business, operating results or financial condition.

         The growth of LA Group, Inc. will depend on its ability to develop its brand name.

         The Company believes that broader brand recognition and a favorable consumer perception of the "As Seen On TV" brand is essential to its future success. Accordingly, the Company intends to pursue an aggressive brand-enhancement strategy, which will include mass market and multimedia advertising, promotional programming, infomercials, and public relations activities. LA Group, Inc. intends to incur significant expenditures on these activities. These expenditures may not result in a sufficient increase in revenue to cover the advertising and promotional expenses. In addition, even if brand recognition increases, the number of consumers, advertisers or customers may not increase. If LA Group, Inc.'s brand enhancement strategy is unsuccessful, these expenses may never be recovered and the Company may be unable to increase future revenues.

         If LA Group, Inc. is unable to expand its products and services, profits may not continue.

         To increase its revenues, the Company will need to expand its operations by promoting new or complementary products and by expanding the breadth and depth of its services. In particular, the Company's future success will depend largely on its ability to increase revenues through the facilitation of electronic commerce transactions and attracting and maintaining visitors to the "AsSeenOnTV.com" website. The market for electronic commerce services is extremely competitive. The expansion of the Company's business to include providing other products and services via the Internet will require additional development resources. This expansion may strain the Company's managerial, financial, and operational resources. The Company's expansion into new product and service offerings may not be timely or may not generate sufficient revenues to offset their cost. If this occurs, the Company's business, operating results and financial condition will be materially adversely affected.

         LA Group, Inc.'s success depends in part on the growth of electronic commerce and consumer acceptance of the Company's products and services.

         The future success of LA Group, Inc. is dependent on the continued growth of electronic commerce generally, and the increased market share of the Company, offered via the Internet. The continued growth of these areas depends on various factors, many of which are outside the Company's control. These factors include:

- The continued acceptance and effectiveness of the Internet as a medium for transactions in business and consumer related products and services;

- The performance and reliability of the Internet to facilitate electronic commerce transactions;

- Security and authentication concerns with respect to the transmission over the Internet of confidential information, such as credit card numbers, and attempts by unauthorized computer users, so-called hackers, to penetrate online security systems; and

- Privacy concerns, including those related to the ability of websites to gather user information without the user's knowledge or consent.

         Government regulation and legal uncertainties pertaining to the Internet could hurt the business of LA Group, Inc.

         Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could decrease the demand for the Company's services, increase its cost of doing business or otherwise have a material adverse effect on its business. There is, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet. These laws or regulations may relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Furthermore, the growth and development of electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on electronic commerce companies, as well as companies like LA Group, Inc. that provide electronic commerce services.

         Recently adopted legislation provides that, prior to October 2001, a state cannot impose sales taxes on products sold on the Internet unless those taxes could be charged on non-Internet transactions involving the same products. During this moratorium, it is possible that taxing mechanisms may be developed that would, following the moratorium, impose increasing sales and similar tax burdens on the Company. If these burdens are placed on LA Group, Inc., it may have a negative effect on its financial condition. In addition, foreign jurisdictions may claim that LA Group, Inc. is subject to taxation if it conducts transactions with their citizens.

                       ITEM 2. MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         The following discussion of the financial condition and results of operations of LA Group, Inc. should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this statement. This discussion contains forward-looking statements that involve risks and uncertainties. The actual results of the Company may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth elsewhere in this Report.

                              RESULTS OF OPERATIONS

         Fiscal Period Ended December 31, 1999 vs. Fiscal Period Ended December 31, 1998

         Revenue for the fiscal quarter ended December 31, 1999 was $125,551, an increase of approximately 1050% over revenue of $10,915 for the comparable period in 1998. Revenue for the six months ended December 31, 1999 was $209,754, an increase of approximately 1173% over the comparable six-month period in the prior year. Such increases were primarily attributable to the Company's hosting of a customer's web site, and the sale of product over the Internet by its Seen On TV, Inc. subsidiary. The sales by Seen On TV, Inc., as well as the hosting of the web site by LA Group, Inc., for the quarter ending December 31, 1999 is inclusive of the seasonal holiday business, and management feels that the volume due to this season related business will not continue throughout the final two quarters of this fiscal year ending June 30, 2000. Comparatives between the two separate business segments for the comparable periods are not possible, as neither business segment was active in the prior fiscal year.

         Cost of revenue, as a percentage of revenue, was 14% for the fiscal quarter ended December 31, 1999 as compared with 9% for the comparable period in the prior year, and approximately 15% and 17% for the six month fiscal periods ended December 31, 1999, and 1998. Such increases are primarily due to the commencement of the sales of product over the Internet, which involved the sale of merchandise acquired at less than normal cost during the prior fiscal year. Thus, it is the opinion of management that the low cost of revenue percentages seen in the prior fiscal year are not reflective of expectations in the future.

         Gross profit, as a percentage of revenue, was 86% for the fiscal quarter ended December 31, 1999 as compared with 81% for the comparable period in the prior year, and approximately 85% and 83% for the six month fiscal periods ended December 31, 1999, and 1998.

         Operating expenses, as a percentage of sales, were approximately 44% for the fiscal quarter ended December 31, 1999, as compared with approximately 56% for the comparable quarter ended December 31, 1998, and approximately 41% for the six month period ended December 31, 1999, contrasted with 78% for the comparable period ended December 31, 1998. The fiscal 1999 improvements are attributable to the increase of revenues with the expenses generally remaining more stable. It is management's belief that these expenses, as a percentage of sales will increase during the remainder of the fiscal year, due to the costs of acquiring the new management team, along with the necessary costs associated with the acquisition of the domain name, AsSeenOnTV.com.

         The net income for the six months ended December 31, 1999 was $87,372, or $.0057 per share, compared with net income of $1,223, or $.000 per share, for the six months ended December 31, 1998.

         Fiscal Year Ended June 30, 1999 vs. Fiscal Years Ended June 30, 1998 and June 30, 1997

         Revenue for the fiscal year ended June 30, 1999 was $129,050, an increase of approximately 167% over fiscal 1998 revenue of $48,311, and approximately 77% over 1997 fiscal year revenue of $72,812. Such increases were in each instance attributable to the Company's development of new businesses, specifically Internet sales and web site hosting. The retail sales business, conducted by LA Distribution, Inc., was phased out at the end of December 1997. Comparison between the two separate business segments are not possible, as neither of these current specific revenue generators activities were active during the prior fiscal year.

         Cost of revenue, as a percentage of revenue, was 20% for fiscal 1999, as compared with approximately 27% and 53% for the fiscal years ended June 30, 1998 and June 30, 1997, respectively.

         Gross profit, as a percentage of revenue, was 80% for the fiscal year ended June 30, 1999, as compared with 73% and 47% for the fiscal years ended June 30, 1998 and June 30, 1997, respectively.

         Operating expenses, as a percentage of revenue, approximated 63% for the fiscal year ended July 31, 1999, as compared with 109% and 157% for the fiscal years ended June 30, 1998 and 1997, respectively. The decreases are attributable to both the increase in revenue volume and decrease in costs primarily related to the elimination of the retail business.

         Net income, for the fiscal year ending June 30, 1999, was $20,807, or $.001 per share, as compared to ($18,574) and ($81,307), or ($.0034) and
($.0172) per share, for fiscal years ended June 30, 1998 and 1997, respectively.

                               IMPACT OF INFLATION

         The Company believes that it will be able to offset the effects of inflation. Although the Company does not purchase, by contract, any product for resale, the Company sells all products on an individual basis. Any increase in costs to the Company can be immediately passed on to the customer. Although inflation could have an impact on the volume of sales, the Company could combat this by adjusting product mix, or by the change of product offered for sale.

                         LIQUIDITY AND CAPITAL RESOURCES

         Since its inception, the Company has been able to finance operations primarily through funds generated by operations, and by non-interest bearing loans both from wholly owned subsidiaries and from an executive officer.

         The Company has not needed financing from traditional sources such as banking institutions, and as such, other than the note as described elsewhere within this statement, the company has no long term debt.

         In April 1999, the Company issued 75,000 shares of restricted common stock to two individuals for $30,000. These funds were utilized by the Company to invest in Tirk Internet Systems, Inc., as described in Item 7 of this registration statement. Additionally, the Company, at various times, has issued stock in exchange for services, as well as for exchanges of other companies stock during merger transactions. These exchanges were specifically for the merger with Kent Toys, Inc., LA Distribution, Inc., LA Acquisition, Inc., all of which occurred in 1996, and What A Product, Inc. in January 1998.

         Management believes that the Company's working capital and the profits generated from normal operations will be sufficient to finance both the web hosting and Internet sales areas of the business. If cash flow from operations is inadequate to capitalize from the AsSeenOnTV.com acquisition, the Company will seek to secure working capital to fully develop and market the new portal. In addition, the Company must seek to pay or refinance the debt instrument incurred from the AsSeenOnTv.com acquisition. The Company intends to seek the required financing through infusions from major customers, the sale of additional equity or debt securities, or to obtain traditional lending facilities. The sale of additional equity or convertible debt securities would result in additional dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all.

                        ITEM 3. DESCRIPTION OF PROPERTY.

         The Company's official office is located at 30 Corporate Woods, Suite 280, Rochester, New York 14623. The Company currently leases the office on a month to month basis. In addition, the Company leases space from an executive officer of the company. This facility is used for the warehousing and fulfillment functions of shipping the Seen On TV, Inc. products to customers. Nominal rents are paid for each site. The Company owns no real estate.

                      ITEM 4. SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT.

                                     TABLE A
                                  COMMON STOCK
     OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE OF THE COMMON SHARES


     Name and Address of Beneficial Owner - Title                 Actual Ownership    % Ownership
----------------------------------------------------------------------------------------------------
                                     ACTUAL

         Daniel J. Fasano                       None                  3,000,000           19.6%

         Daniel M. Fasano                  Chairman and CEO            2,900,000           19.0%
                                              Director

         Frank T. Costanzo                    President                 560,000            3.7%

         Curt B. Westrom                      Treasurer                   -0-              -0-

         Ronald J. Axelrod                    Secretary                 360,000            2.4%

         All Officers and Directors as a Group                         6820,000           44.6%

         Total Shares Issued and Outstanding                         15,277,938          100.0%

         There are presently no options issued to any member of management, nor any options issued by the Company.

                     ITEM 5. DIRECTORS, EXECUTIVE OFFICERS,
                         PROMOTERS AND CONTROL PERSONS.

         Daniel M. Fasano is presently the sole director of the Company, serving as director since its inception. It is intended that he will serve until, and that additional Directors will be nominated at, the next meeting of shareholders, tentatively scheduled to be held February 21, 2000.

         The Officers of the corporation are:

     NAME                            AGE             POSITION WITH THE COMPANY
     ----                            ---             -------------------------
Daniel M. Fasano                      38             Chairman, Chief Executive Officer
                                                             and Director

Frank T. Costanzo                     51             President

Curt B. Westrom                       56             Treasurer and Chief Financial Officer

Ronald J. Axelrod                     54             Secretary

         Daniel M. Fasano, of Rochester, New York, has served as CEO of the Company since September 1995. Mr. Fasano has over twelve years experience in the Direct Response Industry, and is a recognized authority on retailing. A notable accomplishment was to be the first to successfully market, in a retail setting, products traditionally sold exclusively on television. It was during Mr. Fasano's involvement in the Direct Response Industry when he conceived the concept of retailing "As Seen On TV" products. His involvement in the Industry encompassed the development of a skin care line, production of Infomercials, and other short form direct response pieces.

         Mr. Fasano was the founder and President of a private company, Everything Seen On TV, Inc., a company involved in retail sales. As a result of an action by one landlord, this company instituted Chapter 7 insolvency proceedings in 1995. As a result of having personally guaranteed this company's lease obligation, Mr. Fasano was forced to file for personal bankruptcy protection in 1996. Both cases have been discharged.

         Frank T. Costanzo, of Chandler, Arizona, was appointed President in January 2000. Mr. Costanzo has been a founder, officer and/or director in several public and private companies, including Ronco Holding, LLC. He is currently President of FTC & Associates, Inc., of Chandler, Arizona, an interim business management-consulting firm. Mr. Costanzo is associated with his family's publishing company, Featherfew. He has been active in product development and general operations with several companies in the direct response and television sales industry. Mr. Costanzo has taught at the University of Phoenix and remains an adjunct faculty member. He received a MA Degree from Kane College of New Jersey, and holds a BA Degree from St. Bonaventure University.

         Curt B. Westrom, of Bemus Point, New York, was appointed Treasurer in January 2000. Since 1997, Mr. Westrom has been the sole principal of Curt B. Westrom, P.A., a public accounting firm in Jamestown, NY. During the period 1993 through 1997, Mr. Westrom was the President and sole shareholder of Standard Portable Products, Inc. a manufacturing company in Mayville, NY. Prior to 1993, Mr. Westrom was a co-founder and Chief Financial Officer for an electronics manufacturer, Electronic Technology Group, Inc., a Buffalo, NY based public company. He holds a Bachelor' Degree in Accounting from St. Bonaventure University.

         Ronald J. Axelrod, of Pittsford, New York, was appointed Secretary of the Company in January 2000. Mr. Axelrod has been a full time practicing attorney, in Rochester, NY, for the past 30 years. He was co-founder of The Maxim Group, Inc., now known as Floor Covering America, and traded on the New York Stock Exchange. Mr. Axelrod has a B.S. Degree in Finance from SUNY at Buffalo and a J.D Degree from its Law School.

         There are no other directors, executive officers, promoters, or control persons other than those listed under item 4. Daniel J. Fasano is Daniel M. Fasano's father. Daniel J. Fasano has no involvemnt in the day to day operations of the Company.

                         ITEM 6. EXECUTIVE COMPENSATION.

         The Company has not entered into formal Employment Agreements with members of management, however it intends to do so in the future.

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Company, as an investor in a privately held company in Rochester, NY, has a 20% interest in Tirk Internet Systems, Inc. (Tirk). Tirk is the developer of a Java Application Server, the Tirk Application Server. The Tirk Application Server will allow developers to rapidly develop database driven web sites and Internet based applications. The Tirk Application Server is comprised of a powerful multithreaded http web server and an object database. The Tirk Application Server is an open system in that it can be extended with Java and other interpreted languages. Currently the interpreted programming language JPython has been bundled with the Tirk Application Server allowing for rapid prototyping and application development. Other interpreted or scripting languages in which a Java interpreter exists may be bundled with the system such as TCL, Rhino, and Beanshell (a Java interpreted scripted language).

         The platform incorporates a tag based template system to implement business logic and also to provide html developers a powerful time saving environment. The application server is web based, in that it is maintained and administered via a web browser. Tirk has leveraged XML technology throughout the Platform with the aid of a Sax based XML parser. XML is used in the following areas, System Configuration, Object Definitions, Data Modeling, User Interfaces, Defining Access Privileges, and Cluster Management.

         Dean Fragnito, a principal in Tirk, is a relative of Daniel M. Fasano, the Company's Chief Executive Officer.

         There have been no transactions with promoters since inception of the company.

         The following information discloses that the Company and its Officers, Directors, and 5% Controlling persons, interests may have interests, which, from time to time, may be inconsistent in some respect with the interest of the Company. The nature of these conflicts of interest, if any, may vary. There may be circumstances in which they may take advantage of an opportunity that might be suitable for the Company. Although there can be no assurance that a conflict of interest will not arise, or that resolutions of any such conflicts will be made in a manner most favorable to the Company and its shareholders, the Officers and Directors have a fiduciary responsibility to the Company and its shareholders and, therefore, must adhere to a standard of good faith and integrity in their dealings with and for the Company and its shareholders. Certain specific conflicts of interest may include the following:

Conflicts Arising From Related Party Transactions.
--------------------------------------------------

         From time to time, transactions may be proposed between the Company and related persons or entities. It is expected that any such transactions will be consummated on terms and conditions no less favorable to the Company than could be obtained in arm's-length negotiations with unaffiliated third parties. The Company's shareholders may not be notified prior to any related party transaction, but any significant related party transactions are expected to be disclosed in the Company's annual report. There can be no assurance, in such a circumstance, that some consideration, benefit or value would not be lost to or relinquished by the Company and accrue to such related persons. The Company expects, however, that following any business combination involving the Company, present management will be replaced with candidates of the acquired company, and that, thereafter, any transactions with presently related persons may be deemed arm's-length transactions.

Lack of Separate Representation.
--------------------------------

         Related persons and the company have not been represented by separate counsel and it is not expected that they will be represented by separate counsel prior to the consummation of any proposed business combination. The Officers and Directors are accountable to the Company and its shareholders as fiduciaries and, therefore, must adhere to a standard of good faith and integrity in their dealings with and for the Company. The area of fiduciary responsibility is a rapidly developing area of law, and persons who have questions concerning the duties of the officers and directors should consult with their legal counsel.

                       ITEM 8. DESCRIPTION OF SECURITIES.

         The authorized capital stock of LA Group, Inc. consists of 20,000,000 shares of common stock, par value $.001 per share. In addition, pursuant to the Articles of Incorporation, the Company is authorized to issue 2,000,000 shares of preferred stock.

         As of June 30, 1999 there was a total of 15,277,938 shares of commons stock outstanding, which included 6,393,766 restricted shares. As of January 27, 2000, there was no change in these figures.

         Since the incorporation of the Company, no shares of preferred stock have been issued.

         The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to certain limitations imposed, if any, by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The company intends to seek, at the next scheduled shareholders' meeting, shareholder approval to apply for an increase in the authorized level of common stock. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

         The transfer agent and registrant for the common stock is United Stock Transfer, Inc., 3615 South Huron Street, Suite 104, Englewood, Colorado 80110.

                                     PART II


                  ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE
            REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Market Information.
-------------------

     The Common Stock of this Registrant is quoted Over the Counter on the Bulletin Board ("OTC BB"). Based upon standard reporting sources, the following information is provided:

Period       Low Bid    High Bid                      Period     Low Bid     High Bid
------       -------    --------                      ------     -------     --------

1st 1998       n/a         n/a                       2nd  1999      .02          .05
--------------------------------------------------------------------------------------

2nd 1998       n/a         n/a                       3rd  1999     .035         2.18
--------------------------------------------------------------------------------------

3rd 1998      .125        .215                       4th  1999     .56          .77
--------------------------------------------------------------------------------------

4th 1998       .09        .145                       1st  2000     .20          .56
--------------------------------------------------------------------------------------

1st 1999       .05        .125                       2nd  2000     .16          .32
--------------------------------------------------------------------------------------

         The foregoing price information is based upon inter-dealer prices, without retail mark-up, mark down or commission, and may not represent actual transactions.

Holders of record.
------------------

         The exact number of holders of record, as of January 27, 2000 is 1126.

Dividends.
---------

         The Company has not declared or paid any cash dividends on our capital stock since inception. We intend to retain any future earnings to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                           ITEM 2. LEGAL PROCEEDINGS.

         The Company is involved in a lawsuit pending in the Supreme Court of the State of New York entitled Charles Schwab & Co., vs. Quintin A. Prospero, LA Group, Inc. and CDR Transfer, Inc. The total claim is $33,850 plus interest from August 1997. The Company has valid cross-claims against the other Defendants; however, they are both judgment proof. While the Company may prevail on its defenses against Charles Schwab, there is the possibility that the company could be liable for the entire amount for which it is being sued. It is likely that this case will be settled prior to trial.

             ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of the Company.

                ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         On April 24, 1997, the Company issued 200,000 shares of common stock to Ronald J. Axelrod, Esq. in lieu of payment for legal services rendered to the Company. The trading value of the shares was $.05 on the date of issuance. The shares were issued without registration in reliance on the exemption provided by 4(2) of the Securities Act.

         Also on April 24, 1997, the Company issued 100,000 shares of common stock to Trobriand Properties, Ltd., a former shareholder of Kent Toys, Inc., as additional payment for the merger which occurred on March 15, 1996. The trading value of the shares was $.05 per share on the date of issuance. The shares were issued without registration reliance on the exemption form registration provided by 4(2) of the Securities Act.

         On September 8, 1997, the Company issued 150,000 shares of common stock to N & G International Holdings, Inc. for payment of professional services. The trading value of the shares was $.05 per share on the date of issuance. The shares were issued without registration in reliance on the exemption from registration provided by 4(2) of the Securities Act.

          On December 15, 1997, the Company issued 100,000 shares of common stock to each of FTC & Associates, Inc., Eric Levine, Edward Tesher, and Kevin Day. Each of those parties were shareholders of What A product, Inc., and were issued the shares in exchange for their interest in What A Product, Inc. In addition, the Company issued 345,000 shares of common stock to F.D. and Mary K. Haberkorn Trust U/A, and 45,000 shares of common stock to Charles Haberkorn. Each of those two parties received the shares in consideration for the assignment of a Collateral Security Agreement issued by What A Product, Inc. The trading value of the shares was $.05 at the time of issuance. The shares were issued without registration in reliance on the exemption form registration provided by 4(2) of the Securities Act.

         On June 1, 1998, the Company issued 300,000 shares of common stock to Trobiand Properties, Ltd., a former shareholder of Kent Toys, Inc., as additional payment for the merger which occurred on March 15, 1996. The trading value of the shares was $.05 per share on the date of issuance. The shares were issued without registration in reliance on the exemption from registration provided by 4(2) of the Securities Act.

         On April 6, 1999, the Company issued 25,000 shares of common stock to Frank T. Costanzo in a private placement transaction. The trading value was $.40 per share on the date of issuance, and Mr. Costanzo paid the Company a total of $10,000 for the shares. The shares were issued without registration in reliance on the exemption from registration provided by 4(2) of the Securities Act.

         Also, on April 6, 1999, the Company issued 50,000 shares of common stock to Ehad Ramon in a private placement transaction. The trading value was $.40 per share on the date of issuance, and Mr. Ramon paid the Company a total of $20,000 for the shares. The shares were issued without registration in reliance on the exemption from registration provided by 4(2) of the Securities Act.
               ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The following indemnification provision will be contained in any future Employment Agreements of executive officers.

         "Indemnification. Employer shall indemnify Employee and hold Employee harmless from liability for acts or decisions made by Employee while performing services for Employer to the greatest extent permitted by applicable law. Employer shall use its best efforts to obtain coverage for Employee under any insurance policy now in force or hereafter obtained during the term of this Agreement insuring Officers and Directors of Employer against such Liability."

                                    PART F/S

                              FINANCIAL STATEMENTS





                          LA GROUP, INC. & SUBSIDIARIES
                            (A DELAWARE CORPORATION)
                               ROCHESTER, NEW YORK


TABLE OF CONTENTS
-------------------------------------------------------------------------------------------------------------------

Independent Auditors' Report                                                                        F-2

Independent Accountant's Report on Interim Unaudited
  Financial Information                                                                             F-3

Consolidated Balance Sheets at June 30, 1999 and 1998 and
   December 31, 1999 and 1998 (Unaudited)                                                           F-4

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended
  June 30, 1999, 1998 and 1997 and for the Six Months Ended
  December 31, 1999 (Unaudited)                                                                     F-5

Consolidated Statements of Operations for the Years Ended June 30, 1999, 1998
  and 1997 and for the Quarters Ended December 31, 1999 and 1998 (Unaudited) and
  for the Six Months Ended December 31, 1999 and 1998
  (Unaudited)                                                                                       F-6

Consolidated Statements of Cash Flows for the Years Ended June 30, 1999, 1998
  and 1997 and for the Six Months Ended December 31, 1999 and 1998
  (Unaudited)                                                                                       F-7

Notes to Consolidated Financial Statements                                                       F-8-F-11

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors
  and Stockholders
LA Group, Inc. & Subsidiaries
Rochester, New York


         We have audited the accompanying consolidated balance sheets of LA Group, Inc. & Subsidiaries (A Delaware Corporation) as of June 30, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LA Group, Inc. & Subsidiaries as of June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.



Rotenberg & Company, LLP
Rochester, New York
  January 24, 2000

                         INDEPENDENT ACCOUNTANT'S REPORT



To the Board of Directors
  and Stockholders
LA Group, Inc. & Subsidiaries
Rochester, New York


         We have reviewed the accompanying consolidated balance sheets of LA Group, Inc. & Subsidiaries (A Delaware Corporation) as of December 31, 1999 and 1998 and the related statements of operations, changes in stockholders' equity, and cash flows for the six months ended December 31, 1999 and 1998 in accordance with standards established by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of LA Group, Inc. & Subsidiaries.

         A review consists principally of inquiries of company personnel and analytical procedures applied to the financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

         Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

         We have previously audited, in accordance with generally accepted auditing standards, the balance sheets as of June 30, 1999 and 1998, and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1999, and in our report dated January 24, 2000, we expressed an unqualified opinion on those financial statements.







Rotenberg & Company, LLP
Rochester, New York
  January 26, 2000

                          LA GROUP, INC. & SUBSIDIARIES
                            (A DELAWARE CORPORATION)
                               ROCHESTER, NEW YORK

                           CONSOLIDATED BALANCE SHEETS

=============================================================================================================================
                                                              (AUDITED)                          (UNAUDITED)
                                                               JUNE 30,                          DECEMBER 31,
                                                                 1999              1998              1999            1998
-----------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and Cash Equivalents                                     $   16,549        $       85        $  20,773       $
Accounts Receivable                                               10,308                             38,283       $    7,967
Marketable Securities                                             35,000                             50,000
Inventory                                                          4,001               895           11,388            1,409
Due from Officer                                                  10,334                             40,971           10,052
Prepaid Expenses                                                     600
-----------------------------------------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                              76,792               980          161,415           19,428

PROPERTY AND EQUIPMENT - Net of Accumulated Depreciation           3,870               163            6,233

INTANGIBLE ASSETS - Net of Accumulated Amortization               95,411           103,405          106,673           99,305
-----------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                  $  176,073        $  104,548        $ 274,321       $  118,733
=============================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts Payable                                              $   66,417        $   54,401        $  59,205       $   57,207
Accrued Expenses                                                  20,393             4,041           22,678            3,134
Accrued Taxes                                                     17,781            11,019           22,497           11,498
Due to Officer                                                                      14,412            9,446           24,263
-----------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES                                                104,591            83,873          113,826           96,102
-----------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY (DEFICIT)
Common Stock:  $.001 Par; 20,000,000 Shares Authorized,
  15,277,938 Shares Issued and Outstanding                        15,278            15,203           15,278           15,203
Additional Paid In Capital                                       165,630           135,705          165,630          135,705
Accumulated Deficit                                            (109,426)         (130,233)         (20,413)        (128,277)
-----------------------------------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY                                        71,482            20,675          160,495           22,631
-----------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $  176,073        $  104,548        $ 274,321       $  118,733
=============================================================================================================================

                          LA GROUP, INC. & SUBSIDIARIES
                            (A DELAWARE CORPORATION)
                               ROCHESTER, NEW YORK

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

=================================================================================================================================
                                                                                Additional
                                         Number         Par        Common         Paid In         Accumulated       Stockholders'
                                        of Shares      Value       Stock          Capital           Deficit            Equity
---------------------------------------------------------------------------------------------------------------------------------
BALANCE - JULY 1, 1996                  13,662,938        --        13,663           73,466           (30,352)            56,777

Common Stock Issued                        300,000     0.001           300           14,700                --             15,000

Net Loss                                         --       --            --               --           (81,307)          (81,307)
---------------------------------------------------------------------------------------------------------------------------------

BALANCE -
         JUNE 30, 1997                  13,962,938    $             13,963           88,166          (111,659)           (9,530)

Common Stock Issued                        300,000     0.001           300           14,700                --             15,000

Common Stock Issued                        150,000     0.001           150            7,350                --              7,500

Common Stock Issued                        790,000     0.001           790           25,489                --             26,279

Net Loss                                        --        --            --               --           (18,574)          (18,574)
---------------------------------------------------------------------------------------------------------------------------------

BALANCE -
         JUNE 30, 1998                  15,202,938        --        15,203          135,705          (130,233)            20,675

Common Stock Issued                         75,000     0.001            75           29,925                --             30,000

Net Income                                      --        --            --               --             20,807            20,807
---------------------------------------------------------------------------------------------------------------------------------

BALANCE -
         JUNE 30, 1999                  15,277,938        --        15,278          165,630          (109,426)            71,482

Net Income                                       --       --            --               --              2,900             2,900
---------------------------------------------------------------------------------------------------------------------------------

BALANCE -
     DECEMBER 31, 1999                  15,277,938    $   --      $ 15,278         $165,630         $(106,526)         $  74,382
---------------------------------------------------------------------------------------------------------------------------------

  LA GROUP, INC. & SUBSIDIARIES
  (A DELAWARE CORPORATION)
  ROCHESTER, NEW YORK

  CONSOLIDATED STATEMENTS OF OPERATIONS
  ---------------------------------------------------------------------------------------------------------------------------------

                                                                                                         (Unaudited)
                                              (AUDITED)                                                  SIX MONTHS     Six Months
                                             YEARS ENDED                   QTR ENDED       QTR Ended        ENDED          Ended
                                  1999          1998             1997    DEC. 31, 1999   Dec. 31, 1998  DEC. 31, 1999  Dec. 31, 1998
  ---------------------------------------------------------------------------------------------------------------------------------

Revenues                    $    129,050   $     48,311    $     72,812    $    125,551   $     10,915   $    209,754   $     16,476
------------------------------------------------------------------------------------------------------------------------------------

COST OF GOODS SOLD                25,970         13,239          38,658          17,086            978         32,423          1,110
------------------------------------------------------------------------------------------------------------------------------------

Gross Profit                     103,080         35,072          34,154         108,465          9,937        177,331         15,366
------------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Amortization                       8,453          5,040             638           2,269          2,130          4,288          4,260
Depreciation                         143             75            --               443           --              586           --
Interest                           1,119          1,110             213             136            314            314            624
Legal and Accounting               9,701         10,810          10,280          11,340           --           22,608           --
Litigation Contingency            16,500           --              --              --             --             --             --
Other Expenses                    45,214         35,636         103,254          41,617          3,618         59,877          8,041
------------------------------------------------------------------------------------------------------------------------------------

TOTAL EXPENSES                    81,130         52,671         114,385          55,805          6,062         87,673         12,925
------------------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Taxes        21,950        (17,599)        (80,231)         52,660          3,875         89,658          2,441

Provision for Income Taxes         1,143            975           1,076             645            975            645            975
------------------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)           $     20,807   $    (18,574)   $    (81,307)   $     52,015   $      2,900   $     89,013   $      1,466
====================================================================================================================================

EARNINGS PER SHARE
====================================================================================================================================
Income (Loss) Per
Common Share                $     0.0014   $    (0.0013)   $    (0.0059)   $     0.0034   $     0.0002   $     0.0058   $     0.0001

Weighted Average Number of
Common Shares Outstanding     15,220,404     14,679,760      13,811,705      15,220,404     14,679,760     15,220,404     14,679,760
====================================================================================================================================

                          LA GROUP, INC. & SUBSIDIARIES
                            (A DELAWARE CORPORATION)
                               ROCHESTER, NEW YORK

================================================================================================================================
                                              CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================================================================
                                                                                                              Unaudited
                                                                          YEARS ENDED                      Six Months Ended
                                                                           JUNE 30,                          December 31,
                                                              1999           1998           1997           1999           1998
--------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)                                         $ 20,807     $(18,574)        $(81,307)     $   2,900      $   1,466
Adjustments to Reconcile Net Income (Loss)
  To Net Cash Flows from Operating Activities:
    Amortization                                             8,453         5,040              638         2,130          4,260
    Depreciation                                               143            75            --             --             --
  Changes in Assets and Liabilities:
    Accounts Receivable                                   (10,308)          --              --         (27,975)        (7,967)
    Inventory                                              (3,106)         5,723          (1,598)       (7,387)          (514)
    Prepaid Expenses                                         (600)          --              --              600           --
    Accounts Payable                                        12,016       (2,629)           32,018       (7,212)          2,806
    Accrued Expenses                                        16,352         1,804            2,075         2,285          (417)
    Accrued Taxes                                            6,762         5,960            3,011         4,716            479
--------------------------------------------------------------------------------------------------------------------------------

NET CASH FLOWS FROM OPERATING ACTIVITIES                    50,519       (2,601)         (45,163)      (29,943)            113
--------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of Marketable Securities                      (35,000)          --              --         (15,000)           --
Acquisition of Property and Equipment                      (3,850)         (238)            --          (2,363)            163
Acquisition of Intangible Assets                             (459)      (40,482)          (2,561)      (13,392)          (160)
Due To/From Officer                                       (24,746)       (5,587)           32,870      (21,191)          (201)
--------------------------------------------------------------------------------------------------------------------------------

NET CASH FLOWS FROM INVESTING ACTIVITIES                  (64,055)      (46,307)           30,309      (51,946)          (198)
--------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Issuance of Common Stock                      30,000        48,779           15,000          --             --
--------------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE)
IN CASH AND CASH EQUIVALENTS                                16,464         (129)              146      (81,889)           (85)

Cash and Cash Equivalents - Beginning of Year                   85           214               68        16,549             85
--------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF YEAR                   $ 16,549       $    85         $    214     $(65,340)      $    --
--------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES
Interest Paid                                             $   --         $   --          $   --       $    --        $    --
Income Taxes Paid                                         $   --         $   --          $   --       $    --        $    --
--------------------------------------------------------------------------------------------------------------------------------

NON-CASH INVESTING AND FINANCING ACTIVITIES

Issuance of Common Stock in Exchange
  for Intangible Assets                                   $   --         $23,720         $   --       $    --        $    --
--------------------------------------------------------------------------------------------------------------------------------

                          LA GROUP, INC. & SUBSIDIARIES
                            (A DELAWARE CORPORATION)
                               ROCHESTER, NEW YORK


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE A - SUMMARY OF TRANSACTION SEGMENT DATA, GEOGRAPHIC INFORMATION AND SIGNIFICANT CUSTOMERS

                  The corporation operates in two industry segments and generates revenue from customers throughout the United States.

                  LA Group, Inc. was formed on February 29, 1996 under the laws of the State of Delaware. The company has since merged with other companies as well as acquired the stock of other companies. The company is authorized to issue 20,000,000 shares of common stock $.001 par value. The company is also authorized to issue 2,000,000 shares of preferred stock. There were no preferred shares issued or outstanding at December 31, 1999. The company is primarily engaged in retail sales of general merchandise and consumer goods.

NOTE B -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  The corporation maintains its books and prepares its financial statements on the accrual basis of accounting.

                  The accompanying unaudited interim financial statements reflect all adjustments of a normal and recurring nature which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year as a whole.

                  USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

                  CONCENTRATIONS OF CREDIT RISK\

                  Financial instruments which potentially expose the Corporation to significant concentrations of credit risk consist principally of bank deposits. Cash is placed primarily in high quality short term interest bearing financial instruments. Beginning in January 1999, 30.3% of the revenue recorded by the Company for fiscal year ending June 30, 1999 was derived from one customer. In addition, for the six months ended December 31, 1999, 71.7% of revenue was derived from this same customer. The Company had no other major customers.

                  PRINCIPLES OF CONSOLIDATION

                  The consolidated financial statements include the accounts of the LA Group and its wholly or majority owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

                  CASH AND CASH EQUIVALENTS

                  Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The company maintains cash and cash equivalents at financial institutions that periodically may exceed federally insured amounts.

                                                                   - continued -

                          LA GROUP, INC. & SUBSIDIARIES
                            (A DELAWARE CORPORATION)
                               ROCHESTER, NEW YORK


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE B -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

                  MARKETABLE SECURITIES

                  The Company accounts for marketable securities in accordance with the provisions of Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115).

                  Under SFAS 115, debt securities and equity securities that have readily determinable fair values are to be classified in three categories:

                           HELD TO MATURITY - the positive intent and ability to hold to maturity. Amounts are reported at amortized cost, adjusted for amortization of premiums and accretion of discounts.

                           TRADING SECURITIES - bought principally for purpose of selling them in the near term. Amounts are reported at fair value, with unrealized gains and losses included in earnings.

                           AVAILABLE FOR SALE - not classified in one of the above categories. Amounts are reported at fair value, with unrealized gains and losses excluded from earnings and reported separately as a component of shareholders' equity.

                  Marketable securities consist of common stock warrants with an aggregate cost, based on specific identification, of $35,000 which approximates fair value as of June 30, 1999. All of the Company's securities are classified as available for sale securities.

                  INVENTORY

                  Inventory is stated at the lower of cost or market using the first-in, first-out method.

                  PROPERTY, EQUIPMENT AND DEPRECIATION

                  Property and equipment are stated at cost, less accumulated depreciation computed using the straight line method over the estimated useful lives as follows:

                           Computer Equipment             5 - 7 Years

                  Maintenance and repairs are charged to expense. The cost of the assets retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts.

                  TRADEMARKS

                  Trademarks are carried at cost and are amortized using the straight-line method over the estimated useful lives, not to exceed 10 years from the date of issuance of the trademark.

                  GOODWILL

                  Goodwill results from the excess of the fair market value of assets acquired over the purchase price. Goodwill is carried at cost and is amortized using the straight line method over 15 years.



                                                                   - continued -

                          LA GROUP, INC. & SUBSIDIARIES
                            (A DELAWARE CORPORATION)
                               ROCHESTER, NEW YORK


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
NOTE B -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

                  NET INCOME PER COMMON SHARE

                  Net income (loss) per common share is computed in accordance with SFAS No. 128, "Earnings Per Share," by dividing income available to common stockholders by the weighted average number of common shares outstanding for each period.

                  INCOME TAXES

                  The Company accounts for income taxes in accordance with SFAS No. which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carry forwards. Deferred income tax expense represents the change in net deferred assets and liability balances. The Corporation had no material deferred tax assets or liabilities for the periods presented.

                  PROVISION FOR INCOME TAXES

                  Provision for income taxes consisted of state franchise taxes due on the corporation and subsidiaries. No federal tax was provided for due to the availability of net operating losses.

NOTE C -          BUSINESS SEGMENTS

                  The Company operates in two principal business segments. Through its wholly owned subsidiary Seen on TV, Inc., the Company delivers products directly to the consumer via its internet website. (Segment I) The Company is also engaged in website hosting and development. (Segment II)

                  Information on the Company's current business segments was as follows:

           =================================================================================================================
                                                              Years Ended June 30,                     Six Months Ended
                                                      1999            1998              1997        12/31/99       12/31/98
           -----------------------------------------------------------------------------------------------------------------

           SEGMENT I
           Sales                                  $ 64,025             $ --              $ --        $ 66,315           $ --
           Cost of Sales                            24,175               --                --          32,423             --
           -----------------------------------------------------------------------------------------------------------------
           Gross Profit                           $ 39,850             $ --              $ --        $ 33,892           $ --
           Expenses                                 36,903               --                --          42,705             --
           -----------------------------------------------------------------------------------------------------------------

           Net Income                              $ 2,947             $ --              $ --       $ (8,813)          $ --
           =================================================================================================================

           SEGMENT II
           Sales                                  $ 58,673             $ --              $ --        $153,643          $ --
           Cost of Sales                                --               --                --              --            --
           -----------------------------------------------------------------------------------------------------------------
           Gross Profit                           $ 58,673             $ --              $ --        $153,643          $ --
           Expenses                                 28,612               --                --          57,650            --
           -----------------------------------------------------------------------------------------------------------------

           Net Income                             $ 58,061             $ --              $ --        $ 95,993          $ --
           =================================================================================================================

                          LA GROUP, INC. & SUBSIDIARIES
                            (A DELAWARE CORPORATION)
                               ROCHESTER, NEW YORK


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
NOTE D -   PROPERTY AND EQUIPMENT

                  Property and equipment are recorded at cost and consisted of the following:

           =================================================================================================================
           June 30,                                                                                      1999          1998
           -----------------------------------------------------------------------------------------------------------------

           Computer Equipment                                                                         $ 4,013         $ 238

           Less:  Accumulated Depreciation                                                                143            75
           -----------------------------------------------------------------------------------------------------------------

           Net Property and Equipment                                                                 $ 3,870         $ 163
           =================================================================================================================

           Depreciation expense for the years ended June 30, 1999 and 1998 was $143 and $-0-, respectively.

NOTE E -   INTANGIBLE ASSETS
           Intangible assets consisted of the following:

           =================================================================================================================
           June 30,                                                                                      1999          1998
           -----------------------------------------------------------------------------------------------------------------

           Goodwill                                                                                  $ 95,145      $ 95,145
           Trademarks                                                                                  15,382        15,382
           Other                                                                                        3,275         2,875
           -----------------------------------------------------------------------------------------------------------------
                                                                                                    $ 113,802     $ 113,402
           Less:  Accumulated Amortization                                                             18,391         9,997
           -----------------------------------------------------------------------------------------------------------------

           Net Intangible Assets                                                                     $ 95,411     $ 103,405
           =================================================================================================================

           Amortization expense for the years ended June 30, 1999 and 1998 was $8,453 and $5,040, respectively.

NOTE F -   CONTINGENCIES

           The company has been named a defendant in a lawsuit. While the company may prevail, it is possible that the company may be liable for the amount of the claim. The company believes that in the event the outcome is unfavorable, the amount can be settled for approximately $16,500. Accordingly, this amount has been recorded in the accompanying financial statements.

NOTE G -   SUBSEQUENT EVENTS

           In January, 2000, the Company entered into an agreement with an unrelated entity to acquire the domain name "As Seen on TV.Com" for $5 million. The consideration includes cash of $25,000 and a non-interest bearing promissory note of $4,975,000 with payments due over the next 15 months. The note is collateralized by 2.1 million shares of company stock and the domain name.

                                    PART III

                           ITEM 1. INDEX TO EXHIBITS.

EXHIBIT NUMBER                DESCRIPTION

         3 (i)    Articles of Incorporation

         3 (ii)   Bylaws

         4        Copy of Stock Certificate

         9        Voting Trust Agreement - N/A

         10       Material Contracts  - N/A

         11       Statement re: Computation of Earnings - see financials

         16       Letter on Change of Certifying Accountant - N/A

         21       Subsidiaries of the Registrant

         24       Power of Attorney - N/A

         27       Financial Data Schedule

         99       Additional Exhibits - N/A



SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


LA Group, Inc. (Registrant)


By: Daniel M. Fasano                                      Date: January 31, 2000
---------------------------------------------

Daniel M. Fasano: Director, Chairman
                  and Chief Executive Officer

                                 Exhibit Index
                                 -------------

EXHIBIT 3

         (i)      Articles of Incorporation
         (ii)     Bylaws

EXHIBIT 4

         Copy of stock certificates

EXHIBIT 9

         N/A

EXHIBIT 10

         N/A

EXHIBIT 11

         See Financial Statements

EXHIBIT 16

         N/A

EXHIBIT 21

         Wholly owned subsidiaries

EXHIBIT 24

         N/A

EXHIBIT 27

         Financial Data Schedule

EXHIBIT 99

         N/A